Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Number 333-159107
Final Term Sheet
5.00% Fixed Rate Notes due 2018

Issuer:	Ford Motor Credit Company LLC

Size:	$1,250,000,000

Maturity:	May 15, 2018

Coupon:	5.00%

Reoffer Yield:	5.00%

Trade Date:	April 28, 2011

Issue Date:	May 3, 2011

Settlement Date:	May 3, 2011 (T+3)

Price to Public:	100.000% of principal amount

Proceeds (Before Expenses) to Issuer:	$1,240,000,000 (99.20%)

Interest Payment Dates:	Semi-annually on each May 15 and November 15, beginning November 15, 2011

Joint Bookrunners:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Morgan Stanley & Co. Incorporated RBC Capital Markets, LLC

Co-Managers:	Banco do Brasil Securities LLC Banco Bradesco S.A. — Grand Cayman Branch CIBC World Markets Corp. Commerz Markets LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

CUSIP/ISIN:	345397VT7/US345397VT77
The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling BNP Paribas Securities Corp., toll-free at 1-800-854-5674; Citigroup Global Markets Inc., toll-free at 1-877-858-5407; Morgan Stanley & Co. Incorporated, toll-free at 1-866-718-1649; or RBC Capital Markets, LLC, toll-free at 1-866-375-6829.